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                                                                       Exhibit 3

                        [Bull Run Corporation letterhead]





                                 August 24, 1999




Rawlings Sporting Goods Company, Inc.
c/o BancBoston Robertson Stephens
Suite 2600
555 California Street
San Francisco, California  94104

Attention:  Anand Gowda

Dear Mr. Gowda:

         In response to your letter of August 10, 1999, Bull Run Corporation ("Bull Run") is pleased to submit this preliminary indication of interest in acquiring Rawlings Sporting Goods Company, Inc. ("Rawlings"). We are very excited about the possibility of acquiring Rawlings and working with its personnel to build upon the strength of the Rawlings brand and its position as a market leader. Our proposal addresses the seven items identified in your August 10 letter. However, please call me at 404-266-8333 should you have any questions or need any additional information.

         1. Preliminary Estimate of Value Range. Based upon our review of publicly available information and the August, 1999 Confidential Descriptive Memorandum, we propose to purchase the issued and outstanding capital stock of Rawlings for a price in the range of $12 per share to $16 per share.

         2. Proposed Transaction Structure. Bull Run, or a related entity, will pay cash at closing for the issued and outstanding capital stock of Rawlings. In the interest of time (see paragraph 6 below), we anticipate that we would structure the transaction as either a cash merger or a tender offer.

         3. Financing. Bull Run will raise the necessary financing through a combination of internal and external sources of capital, including through Bull Run's existing lending relationship with [_______________](1). We are working with Prudential Securities Incorporated to assist us in raising and/or providing any required financing to consummate the acquisition. Bull Run is confident it can raise the necessary financing on a timely basis.

-----------
(1) The name of the lender has been redacted to maintain its confidentiality.
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Rawlings Sporting Goods Company, Inc.
c/o BancBoston Robertson Stephens
August 24, 1999
Page 2


         4. Additional Required Information. We will want to conduct a routine due diligence review and can send to you a due diligence request list at your convenience. However, we understand that you are assembling a data room and it may be more efficient and convenient for you to provide us with an index of the materials available or to be available in the data room, so that we can identify any additional information that we would like to review.

         In all events, we would like to receive copies of all material contracts at your earliest convenience, including all license agreements, all supply agreements (foreign and domestic), all employment or severance agreements, the aluminum bat manufacturing agreement, all royalty agreements with the top 50 players and coaches and the contracts with Major League Baseball and the NCAA.

         5. List of Required Approvals. The only approvals of which we are aware are (i) the approval of the Bull Run Board of Directors, (ii) the filing of the pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the waiting period under such Act, and (iii) to the extent required by their respective contracts with Rawlings, the approval of Major League Baseball and the NCAA.

         6. Estimated Time Required to Consummate the Transaction. Through its investment in Rawlings, Bull Run is confident that it can complete its due diligence and consummate the acquisition expeditiously. We have assembled a due diligence team consisting of Bull Run's management, Prudential Securities, our legal counsel, Alston & Bird LLP, and our independent auditors, Ernst & Young LLP. This team is positioned to commence our due diligence review as soon as Rawlings will provide us access to the appropriate personnel and materials.

         Subject to availability of appropriate due diligence materials and personnel, we believe that we can complete the transaction well within the time requirements of the Rawlings Board of Directors.

         7. Available Dates. Our team is available to meet with Rawlings management as early as September 1, 1999 or as soon thereafter as the data room materials and management presentations are completed.

         As you indicated, this letter sets forth only a preliminary, non-binding indication of interest with respect to Bull Run's proposed acquisition of Rawlings and does not constitute a binding agreement or offer to enter into a binding agreement. Accordingly, no contract or agreement providing for any transaction involving Rawlings or Bull Run shall be deemed to exist unless and until a final definitive agreement has been executed and delivered.

         Thank you in advance for your consideration; we look forward to hearing from you soon.

                                        Sincerely yours,
                                        Bull Run Corporation


                                        /s/ Robert S. Prather, Jr.
                                        ---------------------------------------
                                        Robert S. Prather, Jr.
                                        President and Chief Executive Officer

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